Mail Stop 3720

August 10, 2006

Reda Akladios
Georgia International Mining Corporation
299 – 1917 West 4th Avenue
Vancouver, British Columbia V6J 1M7

> **Re:** **Georgia International Mining Corporation**
> **Amendment No. 4 to Form SB-2**
> **File No. 333-125138**
> **Filed July 14, 2006**

Dear Mr. Akladios:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration fee table

1. Please separately register the common stock and warrants that comprise the units.

Prospectus cover page

2. We note your response to prior comment two of our letter dated February 1, 2006, and your suggestion that the offering will not require that a minimum amount of units be sold. Since your filed escrow agreement provides for such a minimum, it appears that the escrow agreement no longer addresses your current offering terms. Therefore, please file as an exhibit the escrow agreement that reflects your current offering terms. Also disclose on the prospectus cover page that you are offering the units on a self-underwritten, best efforts basis.

3.   Furthermore, please revise your disclosure throughout the filing to reflect the many scenarios that could result under your best efforts offering. At a minimum, revise your disclosure to show the impact of 10%, 50%, and 100% of the shares being sold. Please revise the table on the prospectus cover page, Use of Proceeds section, Dilution section, MD&A section, and any relevant section accordingly.

4.   As requested by prior comment two of our letter dated February 1, 2006, please state on the cover page and throughout the prospectus the time period during which the selling shareholders will offer their shares and their offering price.

5.   Please clarify your disclosure and response to prior comment four of our letter dated February 1, 2006. In this regard, it appears that you intend for your shares of common stock to trade separately from the warrants. If so, please disclose when the warrants will detach from the common stock. Otherwise, disclose that the securities you are offering will remain as units consisting of one share of common stock and one warrant and provide risk factor disclosure discussing how this may impact the liquidity of an investor's investment in your units.

6.   Please disclose the expiration date of the warrants and that the warrants are redeemable for nominal value.

7.   We note your response to prior comment four of our letter dated February 1, 2006. Also disclose, if true, that there is currently no public market for your warrants and common stock and that you have not applied for listing or quotation of any of the units, warrants or common stock on any public market.

8.   Please highlight the cross-reference to the risk factors section by prominent type or in another manner. See Item 501(a)(5) of Regulation S-B.

9.   Please limit your disclosure to information that is required by Item 501 of Regulation S-B or is key to an investment decision. In this regard, please delete the second and third sentences of the second paragraph. Furthermore, please note that you must limit your prospectus cover page to one page.

10.   Furthermore, eliminate repetition on the prospectus cover page. For example, you repeat three times portions of the legend required by Item 501(a)(10) of Regulation S-B. Please provide the legend only once and refer to both the company and the selling shareholders.

Prospectus Summary, page 2

11.   We note your response to prior comment eight of our letter dated February 1, 2006. Also disclose that Firstline Environmental Solutions and you are affiliated and in what respect. We note your disclosure on page 23 and in the notes to the selling shareholders table.

12.   Please disclose in the prospectus the explanation you gave us in your response letter as to what an "Extraprovincial Company" is.

The Offering, page 2

13.   We note your response to prior comment twelve of our letter dated February 1, 2006. While you have included disclosure about the terms of the selling shareholders' offer, it is not apparent as to when the selling shareholders will offer their shares in relation to when you will offer your units. Please disclose when the selling shareholders will offer their shares, that is, will the selling shareholders be selling their shares at the same time that you will be offering your units, or will the selling shareholders only sell their shares once you sell all 10,000,000 units? Disclose how the timing of each offering will impact the other offering. For example, if the offerings are occurring at the same time, disclose the risks to purchasers of the selling shareholders' shares if you don't sell all of the units and have to return the money. As another example, disclose the impact on the company's ability to sell its units if the selling shareholders are selling their shares of less than $0.10 per share. We may have further comments once we understand the timing of the offerings and review your revised disclosure.

14.   We do not understand the fourth sentence of the carryover paragraph on pages 1-2. Please advise or revise.

15.   Disclose here and in the Plan of Distribution section under what circumstances you may extend the offering period and under what circumstances you may terminate the offering prior to the expiration of the initial 180-day period.

Risk Factors, page 3

16.   You have stated that the offering is not a minimum-maximum offering nor an all-or-nothing offering. As a result, please include a risk factor that describes the risk to an investor who purchases units in your offering, and thus gains ownership in your company, without a sense as to the aggregate amount of proceeds you will be able to gain from the offering and apply to your payment obligations and costs to start significant operations. Discuss in the risk factor what level of proceeds you will need from the offering to move to the next step in your exploration preparations and how long you can operate without that amount of offering proceeds.

Where You Can Get Additional Information, page 6

17.   Note that our current address is 100 F Street, N.E., Washington, D.C. 20549. Revise accordingly.

18.   You state on page six, "[i]f the contract or document is filed as an exhibit to this registration statement, the contract or document is deemed to modify the description contained in this prospectus." Your prospectus's description of the terms of any exhibit should not contradict the terms of the exhibit. Please revise your disclosure accordingly.

Use of Proceeds, page 7

19.   It appears that you should include in your use of proceeds the repayment of the loan from Mark Hague as well as the second and third installments on your option agreement with Firstline Environmental Solutions. Please advise or revise to provide all the disclosure required by Item 504 of Regulation S-B, including the priority of each proposed use of proceeds and the terms of the loan.

Selling Security Holders, page 8

20.   It appears that you have footnoted the fourth column of the table and First Time Investment with "(*)" and the second column of the table with "(**)." We are unable to locate these footnotes. Please advise or revise.

Plan of Distribution, page 10

21.   We note your response to prior comment 19 of our letter dated February 1, 2006, but it is not apparent as to how the sentence you highlighted to us addresses the comment since the sentence focuses on filing a post-effective amendment to reflect "current market prices" when "a market develops." Therefore, when referring to the potential use of broker-dealers, expressly state that you will file a post-effective amendment to disclose the details of the arrangements with broker-dealers.

22.   Your revisions in response to prior comment 20 of our letter dated February 1, 2006 still do not convey that your being quoted on the NASD's Over-the-Counter Bulletin Board is not under your control but starts with a market maker's choosing to pursue the quotation of your securities. Please revise to remove the "intend to have" statements in the top carryover paragraph on page twelve that suggest you can make a market maker apply for the quotation.

23.   Please remove disclosure that applies to conducting a minimum-maximum offering and does not apply to conducting a best efforts, no minimum offering. For example, would investors still be entitled to a refund of their money for the material changes listed on page 22? Do investors still have the right to withdraw their subscription while the offer is still active. These are just examples. Please revise accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 14

24.   Revise to disclose beneficial ownership table information as of a recent date,
        rather than as of May 6, 2005.

25.   Your response to prior comment 23 of our letter dated February 1, 2006 appears
        to be contradictory. You state you "have received the $8,200 proceeds from the
        private sale of [y]our shares" but then you state a few sentences later you "will
        issue shares to the purchasers upon receiving the full price and the funds will
        remain in escrow until the closing date." You also suggest there could be
        "refunds." Furthermore, we do not understand your response to prior comment 32
        of the February 1, 2006. In this regard, it is not clear how you can revise the
        terms of the subscription agreement for the 8.2 million shares when you already
        received subscriptions under that agreement. Therefore, clarify whether you have
        received the $8,200, issued the 2,400,000 shares of common stock to the selling
        shareholders and are obligated to hold the shares in escrow until you are quoted
        on the Over the Counter Bulletin Board. If true, disclose the following
        information where you refer to this sale of shares, if true:

        • You have not received the $8,200 proceeds from the sale of the shares;
        • The purchasers of the shares have not received stock certificates for the
          shares and are not the beneficial owners of the shares;
        • Whether the purchasers of the shares having voting or other rights as if
          they were shareholders and, if so, how this complies with Nevada
          corporate law;
        • In order for the proceeds to be released from escrow and the share
          certificates to be issued to the purchasers, the company must be
          "successfully listed on the 'Over the Counter Bulletin Board' (OTCBB)."
          Explain what this condition entails and the extent to which the company
          controls being able to meet this condition;
        • Identify the escrow agent, where the proceeds are being held in escrow
          and the material terms of the escrow agreement. File the escrow
          agreement as an exhibit.

        Furthermore, provide your analysis in your response letter why it is appropriate to
        register any of these shares for resale at this time. We may have further comment
        once you have clarified the status of the offering.

26.   If the purchasers of the 8,200,000 shares are not beneficial holders under Rule
        13d-3 of the Exchange Act of 1934, revise the beneficial ownership table to
        disclose that there are no current beneficial owners of the shares and explain why.
        Following this disclosure, disclose the beneficial ownership in the company if the
        condition for the sale of the shares is met. Disclose the likelihood that the
        condition will be met and when.

27.   Please explain how you calculated that the 4,800,000 shares held by your officers and directors as a group constitutes 29.41% of outstanding shares before the offering and 13.19% of outstanding shares after the offering.

Management, page 13

28.   We note your response to prior comment 21 of our letter dated February 1, 2006. Please clarify whether you meant to state that Mr. Gina Mollica and his family <u>were</u> or <u>were</u> <u>not</u> involved in founding your company.

Description of Securities, page 15

Warrants, page 15

29.   Given that the offer and sale of the warrants and the securities underlying the warrants are included in the "units" being registered, the offer and sale of the underlying securities are registered at the time of effectiveness.   As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants.   If you conclude that liability classification will be required upon issuance, please revise your dilution information to properly reflect this classification.   Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

30.   Please disclose here and under the prospectus summary of the offering what your obligation is to file and keep current a registration statement covering the shares of common stock issuable upon exercise of the warrants. If not, provide risk

factor disclosure and disclosure here highlighting how investors will not be able
to exercise the warrants unless there is a current registration statement covering
the exercise of the warrants and, therefore, the warrants may have no value if
investors are unable to exercise them.

31.   Similarly, disclose whether you can redeem the warrants when there is not a
current registration statement covering the exercise of the warrants.

32.   Disclose the time period between the time that investors are given the notice of
redemption and the redemption.

33.   Please add a risk factor addressing that you may redeem the warrants, which will
force warrant holders to exercise their warrants on short notice or accept the
nominal redemption price of $0.001 for each warrant. Furthermore, if you can
redeem the warrants when there is not an effective registration statement covering
their exercise, disclose that investors will be deprived of any value for their
warrants other than the nominal redemption price.

Description of business, page 16

Business Strategy, page 18

34.   We note your removal of three references to "development" or "production" on
page 17 in response to our prior comment 25. Yet there remain other instances in
the prospectus where you use the terms, such as in the risk factors and elsewhere.
As we stated in our prior comment, the words "development" and "production"
have very specific meanings under Industry Guide7 (a)(4), (see
www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7). Since you do not
disclose any "reserves," as defined by Guide 7, please remove the terms
"develop," "development" and "production" throughout the prospectus, and
replace the terminology, as needed, with the terms "explore" or "exploration."
This includes the using of the terms in the Financial Statement head notes and
footnotes. See Instruction 1 to paragraph (a), Industry Guide 7.

Management's Discussion and Analysis of Financial Condition, page 22

Plan of Operations, page 22

35.   We note your response to prior comment 29 of our letter dated February 1, 2006
regarding the $35,000 loan between Mr. Hague and the company. If no written
contract exists, as you state in your response letter, disclose this fact in your
prospectus.

Liquidity and Capital Resources, page 23

36.   We note your liquidity discussion is related to your financial statements as of September 30, 2005. Please update your disclosure for the most recent period presented.

37.   We note your disclosure that the first installment of $125,000 is due June 30, 2006. This payment date is inconsistent with the due date disclosed in your prospectus summary on page one, which reflects due dates of June 30, 2007 and June 30, 2008. Please revise your disclosure here, in the risk factors on page eight, and elsewhere in the prospectus, to reflect the current payment installment due dates.

38.   We note your disclosure of your total net proceeds of $330,000. This amount is inconsistent with the total net proceeds on page seven, which states your total net proceeds will be $870,000. Please clarify, taking into account our comment 19 above.

39.   Please also revise the liquidity and capital resources section to convey that you hope to fund the $125,000 June 2007 installment payment under the option agreement by raising additional capital after this offering, as you suggest in the response letter.

Transactions with Management, page 24

40.   In response to prior comment 31 of our letter dated February 1, 2006, you state that "Mr. Akladios is not a promoter and has no affiliations with Firstline Environmental Solutions Inc." and that the "disclosure previously made by Firstline was incorrect and was removed form [sic] their amended filings." Yet it does not appear that Firstline made an amended filing to address the kind of error you assert. Tell us in your response letter what activities Mr. Akladios performed in relation to Firstline Environmental Solutions. We may have further comment based upon your response. In addition, for each related party transaction, including the option agreement and loan from Mr. Hague, please discuss how transaction prices were determined by the parties and whether you believe the terms of the transactions are comparable to terms you could obtain from independent third parties.

Financial Statements, page F-1 through F-9

41.   Please remove your interim financial statements for the period ended September 30, 2005 from your Form SB-2A.

Financial Statements, pages 50 – 56

42.   Please remove your inception to date (January 19, 2005) to March 31, 2005
        audited financial statements from your Form SB-2A.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

43.   Please amend your filing to update the consent for the audit report dated March
        18, 2006 for your financial statements ended for the fiscal year ended December
        31, 2005.

Exhibit 5.1 – Legality opinion

44.   Please have counsel opine on the legality of the units being offered.

45.   As we suggested in prior comment 36 of our letter dated February 1, 2006, based
        on the way counsel has structured the legality opinion, counsel must continue to
        update the reference to the registration statement, which reference currently is to
        the Form SB-2 "to be filed on or about May x, 2006," so that the legality opinion
        refers to the last amendment to the registration statement prior to effectiveness.

Exhibit 10 – Option to Purchase Mineral Claims Agreement

46.   We note your response to prior comment 37 of our letter dated February 1, 2006,
        but also see differences in paragraph three regarding the payment installment
        deadlines; therefore, please send us a copy of the original July 30, 2005 signed
        agreement. In addition, any amendments to the July 30, 2005 agreement should
        be filed as exhibits.

Exhibit 99.1 – Subscription Agreement

47.   As with the legality opinion, note that you should reflect the registration
        statement, as amended, and not refer to the effectiveness of an earlier version of
        it, as in paragraph 2.

* * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Carroll, Staff Accountant, at (202) 551-3362, or Sharon Virga, Senior Staff Accountant, at (202) 551-3385, if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at (202) 551-3359, or Kathleen Krebs, Special Counsel, at (202) 551-3810, with any other questions.

Sincerely,

Assistant Director
Larry Spirgel